Form C

Cover Page

Name of issuer:

ABV Technology, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/6/2017

Physical address of issuer:

1435 Energy Park Drive
Saint Paul MN 55108

Website of issuer:

https://abvtechnology.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,318,571.00	$1,993,922.00
Cash & Cash Equivalents:	$22,400.00	$153,797.00
Accounts Receivable:	$55,248.00	$74,139.00
Short-term Debt:	$712,221.00	$937,184.00
Long-term Debt:	$1,560,679.00	$561,523.00
Revenues/Sales:	$992,274.00	$965,757.00
Cost of Goods Sold:	$1,070,240.00	$1,057,604.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,580,744.00)	($1,736,218.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ABV Technology, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such

reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Patrick Frimat	VP BIZ DEV	ABV Technology	2017
Benjamin Jordan	CEO	ABV Technology	2017
Kurt Koppelman	CIO	ABV TEchnology	2017
Andrew Hecker	CEO	Concept	2019
Helen Knowles	retired	retired	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Patrick Frimat	Vice President	2017
Benjamin Jordan	CEO	2017
Kurt Koppelman	CIO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Patrick Frimat	903663.0 Common Stock	24.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Continued growth of Non-alcoholic/Low-alcoholic/Better-for-You category is required. Consumer growth continues in most markets. Functional beverages have provided additional lift. Our revenue growth depends on the continued growth of this market. If consumer trends/behavior changes, it may affect our future revenues.
>
> Pasteurization is the last step before beverages may go to market for consumption by consumers. If our pasteurization equipment is not working according to applicable standards, is operated incorrectly, or if there is degradation or misconfiguration of any components, there is risk of contamination of the beverage product, which could result in health issues for any consumers of the beverage product. Any actual or perceived concerns about our equipment could have an adverse effect on our sales and revenues.
>
> We strive to comply with all applicable laws and regulations relating to our business, but the applicability of specific laws may be unclear in some cases, and federal, state, and local rules and regulations may evolve. Complying with any new regulatory requirements could also force us to incur substantial costs or require us to change our business practices in a manner that could reduce our revenue or compromise our ability to effectively pursue our growth strategy. Any actual or perceived failure by us to comply with applicable laws could result in proceedings or actions against us by governmental entities, private parties or others. Any such proceedings or actions could hurt our reputation, result in significant expense to defend, distract our management, increase our costs of doing business, adversely affect the demand for our products, and ultimately result in the imposition of monetary liability
>
> Shortages in available raw materials, talent and other resources may have an adverse affect on our business. Such shortages, particularly those relating to key component parts such as thermistors, valves, electronics, and bags, may result in delays in manufacturing units. If we are unable to successfully navigate these challenges, we could have a backlog of product orders, and the public perception of our product, along with margins and profitability of our product sales may be negatively impacted.
>
> ABV may need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous investor.
>
> The conversion price and valuation cap were arbitrarily determined by the Board and management of ABV, considering the state of the Corporation's business development and the general condition of the industry in ABV operates. The conversion price doesn't have any direct relationship to the actual value of the assets, net worth, or other objective value criteria of ABV.
>
> If we do not sell at least $50,000 (the "Target Offering Amount") of Convertible Notes by the Closing date (or by such later date as we may extend the term of this offering) ("Offering Deadline"), we will not be able to close on this offering and will return your money with no interest. If the

sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. You will not have any use of, and will not earn any interest on, your money in the interim

The Convertible Notes and shares of ABV into which the Convertible Notes may be converted will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from applicable state and federal registration requirements, which exemption prohibits any transfer of your Convertible Notes or the underlying ABV shares for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the Convertible Notes or underlying ABV shares.   As a result, you will not be able to liquidate your investment in the Convertible Notes or underlying ABV shares and therefore, should be prepared to assume the risks of an investment in ABV for an indefinite period of time,

Businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this investment opportunity, potential investors should keep in mind other possible risks that could be important. Investors are urged to make their own evaluation of the Company and to consult with their own tax, legal, and other advisors regarding the advisability of this investment.

The terms of the sale of the Convertible Notes were arbitrarily set by our Board of Directors and bear no relationship to the Company's assets, cash flow, or other typical valuation factors. Further, no cash repayment is ever anticipated under the Notes, unless there is an Event of Default as defined in the Convertible Note Purchase Agreement. As a result, investors should never anticipate receiving any cash payment on their investment

We face competition for our products. On the Equalizer, we have GEA, Alfa Laval, Centec, GoLo, Probrewer and others who make alternative separation equipment. On the Pasteurizer we have manufacturers of other tunnel and flash pasteurization technologies. On the Analyzer we have Anton Paar, Foss, and other manufacturers of ABV measurement equipment. For the services part of our business, we also have competitors, specifically BevZero, BevSource, and other contract beverage makers who provide dealcoholization, canning, pasteurization and consulting services. The size and resources of some of our competitors may allow them to compete more effectively. There may also be competitors of which we are unaware or which begin operating in the future offering products and services similar to ours, which could make it more difficult for us to attract and retain customers, which would adversely impact our business.

The report of our independent public accounts includes a note expressly substantial doubt about our ability to continue as a going concern, due to recurring losses from operations in 2022 and 2023. Although such doubt is not atypical of companies at this stage of development and management has plans to generate revenues and raise capital in the future, there is no guarantee these efforts will be successful and that Company will be able to generate enough capital to continue operations. In addition, doubt as to our ability to continue as a going concern could make it difficult for us to obtain new financing on reasonable terms, or at all.

Holders of the Convertible Notes will have no rights with respect to the stock issuable upon exercise of the Convertible Note until such Convertible Note is exercised and such stock is issued, including voting rights and the right to receive dividend payments. Upon exercise of Convertible Notes, holders will be entitled to exercise the rights of a holder of the class of stock into which the Convertible Notes are converted, the terms of which have not yet been determined . Further, the Company's management presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company. Investors in the Convertible Notes must rely entirely on the Company's management team to effectively govern the business and operations of the Company.

Prospective investors in the Convertible Notes should consider carefully the risk factors described herein, as well as other risks associated with this investment. In addition, this offering contain forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein.

The Convertible Notes are unsecured, subordinated obligations of the Company. Accordingly, they will be junior in right of payment to he Company's indebtedness to Hill Capital Fund II, LLC ("Hill Capital") pursuant to the Secured Note Purchase Agreement entered into as of March 8, 2024 in the principal amount of $1,000,000 (the "Hill Capital Note Purchase Agreement").In addition, the Convertible Notes will not be secured by any of the Company's assets. The Company's obligations under the Hill Capital Note Purchase Agreement are secured by a pledge of the Company's assets. If the Company becomes insolvent or is liquidated, or if payment under the Hill Capital Note Purchase Agreement (or any future secured indebtedness) is accelerated, Hill Capital (or such other holder of secured indebtedness) will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under the documents pertaining to such secured debt). Accordingly the Company's assets may not be available to satisfy obligations under the Convertible Notes. As a result of the subordination and security provisions described above, holders of Notes may not be fully repaid in the event of the Company's bankruptcy, receivership, insolvency, liquidation or similar proceeding.

Although we believe we have taken appropriate to protect our intellectual property, including patents on the Equalizer, pending patent applications on the Analyzer and the Pasteurizer, and a trademark on the ABV logo, third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary technology and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the

the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	25% ASBC certification, 25% DSP certification, 42.5% increased marketing, 7.5% Wefunder fee.

If we raise:	**$1,235,000**
Use of Proceeds:	75% Add 3 service facilities in one of several primary markets for craft beer and wine. 7.5% ASBC certification, 7.5% DSP certification, 2.5% increased marketing, 7.5% Wefunder fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from

investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund

the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $11,000,000.00 valuation cap; 10.000% discount; 6.0% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $50,000.00

Valuation Cap: $11,000,000.00

Discount Rate: 10%

Maturity Date: 15 months from the Effective Date.

Interest Rate: 6.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

Early-Bird & VIP Investors: Investors investing in the first $300,000.00, will receive a valuation cap of $10,000,000.00
and a discount rate of 10.000%.
Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Conversion and Repayment

Automatic Conversion. The unpaid principal of the Notes and

Automatic Conversion. The unpaid principal of the Notes and all accrued and unpaid interest will automatically convert into equity securities of the Company upon:
The closing by the Company, prior to December 31, 2025 (the "Maturity Date"), of an equity financing in which a total of at least $1,000,000 in aggregate gross proceeds is raised excluding the conversion of any of the Notes (a "Qualified Financing"). Upon such completion of a Qualified Financing, all principal and interest due under the Notes will automatically convert into Financing Stock at a conversion price (the "Automatic Conversion Price") equal to the lesser of (i) 90% of the per-share price of the Financing Stock in the Qualified Financing, (ii) the price per share based on a post-money valuation cap of $11,000,000 (the "Valuation Cap"), or (iii) $2.31 per share. Investors participating in the first $300,000 of the round (or fitting other criteria determined by the Company) shall receive a Valuation Cap of $10,000,000.

In the event a Qualified Financing has not occurred prior to the Maturity Date, all principal and interest due under the Notes shall be converted into shares of Common Stock at a price equal to $1.95 per share (the "Maturity Conversion Price").

Optional Conversion. The outstanding principal and accrued interest under the Notes will be convertible, at the option of the Purchaser, at any time prior to the earlier to occur of the completion of a Qualified Financing or the Maturity Date, into shares of Common Stock at a price of $2.54 per share (the "Optional Conversion Price").

Procedure for Conversion. Procedure for Conversion.
In connection with any conversion of this Note into capital stock, the Holder
shall surrender this Note to the Company and deliver to the Company any
documentation reasonably required by the Company (including, in the case of a
Qualified Financing, all financing documents executed by the Investors in
connection with such Qualified Financing). The Company shall not be required to
issue or deliver the capital stock into which this Note may convert until the
Holder has surrendered this Note to the Company and delivered to the Company any
such documentation. Upon the conversion of this Note into capital stock pursuant
to the terms hereof, in lieu of any fractional shares to which the
Holder would otherwise be entitled, the Company shall pay the Holder cash equal to
such fraction multiplied by the price at which this Note converts.

Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Senior Indebtedness

The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior

Indebtedness in existence on the date of this Note or hereafter incurred. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), including the indebtedness owed to Hill Capital Fund II, LLC under the Secured Note Purchase Agreement dated March 8, 2024, which indebtedness is secured by a pledge of the Company’s assets, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

VIP Bonus

ABV Technology will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company’s use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company’s use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company’s securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company’s securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.
Majority Holders shall be defined as holders of a majority of the outstanding principal balance of the Notes issued pursuant to this Offering.

Pursuant to authorization in the Investor Agreement between

each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	5000000	3628389	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	301,156
Options:	282,000 Granted (400,000 Authorized)

Describe any other rights:

All securities are common shares or options which may be exercised for common shares. Until exercised, holders of options have no rights as shareholders, including voting rights or rights to receive operating or liquidating dividends. No preferred stock has been issued.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the

Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to
the lesser of (i)
90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing
or (ii) the price equal to the quotient of the valuation cap of $11,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). For investors in the first $300,000.00 of Notes, the valuation cap will be $10,000,000.00

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us

other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its

investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Northeast Bank in Minnesota
Issue date	08/05/20
Amount	$168,454.00
Outstanding principal plus interest	$52,078.27 as of 09/29/24
Interest rate	4.25% per annum
Maturity date	08/06/25
Current with payments	Yes

Loan

Lender	Northeast Bank in Minnesota
Issue date	08/31/20
Amount	$167,314.00
Outstanding principal plus interest	$40,261.60 as of 09/29/24
Interest rate	4.25% per annum
Maturity date	09/21/25
Current with payments	Yes

Loan

Lender	Northeast Bank in Minnesota
Issue date	12/28/20
Amount	$164,232.00
Outstanding principal plus interest	$37,265.98 as of 09/29/24
Interest rate	4.25% per annum
Maturity date	12/29/25
Current with payments	Yes

Loan

Lender	Patrick Frimat, Kurt Koppelman
Issue date	11/09/21
Amount	$125,000.00
Outstanding principal plus interest	$125,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	11/10/25
Current with payments	Yes

Loan

Lender	Patrick Frimat, Kurt Koppelman
Issue date	12/19/21
Amount	$125,000.00

Amount	$125,000.00
Outstanding principal plus interest	$125,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	12/20/26
Current with payments	Yes

Loan

Lender	Patrick Frimat, Ken Dayton, Kevin Filter
Issue date	11/30/22
Amount	$150,000.00
Outstanding principal plus interest	$100,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	12/01/25
Current with payments	Yes

Loan

Lender	Patrick Frimat, Kurt Koppelman
Issue date	04/06/23
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	04/07/28
Current with payments	Yes

Loan

Lender	Patrick Frimat
Issue date	05/31/23
Amount	$794,000.00
Outstanding principal plus interest	$794,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	06/01/26
Current with payments	Yes

This note regroups loan contracted by the Company between 6/1/23 and 01/16/24

Convertible Note

Issue date	03/30/24
Amount	$1,000,000.00
Interest rate	15.0% per annum
Discount rate	8.0%
Valuation cap	$12,699,362.00
Maturity date	03/03/29

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2022	Regulation D, Rule 506(b)	Common stock	$800,320	General operations
3/2024	Regulation D, Rule 506(b)	Convertible Note	$1,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Patrick Frimat, Kurt Koppelman, Ben Jordan
Amount Invested	$1,500.00
Transaction type	Priced round
Issue date	02/05/17
Relationship	Directors

Name	Patrick Frimat, Kurt Koppelman, Ben Jordan
Amount Invested	$300,000.00
Transaction type	Priced round
Issue date	10/22/17
Relationship	Director

Name	Patrick Frimat, Andrew Hecker
Amount Invested	$1,200,000.00
Transaction type	Priced round
Issue date	12/14/18
Relationship	Director

Name	Anrew Hecker, Helen Knowles
Amount Invested	$2,280,000.00
Transaction type	Priced round

Issue date	12/14/19
Relationship	Director

Name	Patrick Frimat, Kurt Koppelman, Andrew Hecker, Helen Knowles
Amount Invested	$2,585,173.00
Transaction type	Priced round
Issue date	03/30/21
Relationship	Director

Name	Patrick Frimat, Kurt Koppelman
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	11/09/21
Outstanding principal plus interest	$125,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	11/10/25
Current with payments	Yes
Relationship	Director

Name	Patrick Frimat, Kurt Koppelman
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	12/19/21
Outstanding principal plus interest	$125,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	12/20/26
Current with payments	Yes
Relationship	Director

Name	Patrick Frimat, Ken Dayton, Kevin Filter
Amount Invested	$150,000.00
Transaction type	Loan
Issue date	11/30/22
Outstanding principal plus interest	$100,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	12/01/25
Current with payments	Yes
Relationship	Director

Name	Patrick Frimat, Kurt Koppelman
Amount Invested	$250,000.00
Transaction type	Loan

Issue date	04/06/23
Outstanding principal plus interest	$250,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	04/07/28
Current with payments	Yes
Relationship	director

Name	Patrick Frimat
Amount Invested	$794,000.00
Transaction type	Loan
Issue date	05/31/23
Outstanding principal plus interest	$794,000.00 as of 08/11/24
Interest rate	5.25% per annum
Maturity date	06/01/26
Current with payments	Yes
Relationship	director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Transforming NA Beer, Wine, and Spirit Beverage Production with Revolutionary Equipment & Services.

Milestones

ABV Technology, Inc. was incorporated in the State of Delaware in February 2017.

Since then, we have:

- Non-Alcoholic (NA) is the fastest growing category of the beverage industry – to reach $250B by 2028

- Market Size = 11,620 wineries, 9,709 breweries, 2,709 cideries, 1,628 kombucheries in the US alone

- NA functional beverages & adaptogenic global market size to hit $340B by 2030*

- 120+ breweries and wineries in Minnesota repeatedly use our service center, 50% market share

- 90%+ repeat customers in Minnesota and plan to exceed $1M in revenue (40% ARR) in 2024*

- 50+ locations in the US could host a service center with each $1.5M in potential ARR*

- Previous exit from the founders team $125M+

* Forward looking projections cannot be guaranteed

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $992,274 compared to the year ended December 31, 2022, when the Company had revenues of $965,757.

- *Assets*. As of December 31, 2023, the Company had total assets of $1,318,571, including $22,400 in cash. As of December 31, 2022, the Company had $1,993,922 in total assets, including $153,797 in cash.

- *Net Loss*. The Company has had net losses of $1,580,744 and net losses of $1,736,218 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $2,272,900 for the fiscal year ended December 31, 2023 and $1,498,707 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,944,000 in debt, $7,166,993 in equity, and $1,000,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ABV Technology, Inc. cash in hand is $165,000, as of August 2024. Over the last three months, revenues have averaged $45,000/month, cost of goods sold has averaged $40,000/month, and operational expenses have averaged $95,000/month, for an average burn rate of $90,000 per month. Our intent is to be profitable in 6 months.

The beverage industry's adoption of pasteurization as a best practice for packaging NA beverages has negatively impacted our service business, making pasteurization mandatory at our service centers. In response, we identified a market gap and initiated R&D on a new, patentable solution to pasteurize full pallets of packaged products, set for deployment in late 2024. Our measuring equipment achieved the necessary performance levels by Q1, with customer acceptance and endorsements by Q3. Though first-half revenue fell short, our fundamentals are strengthened by these new product offerings.

The Company anticipates a strong second half of the year. Our service offering now includes pasteurization, as well as canning and packaging in partnership with Iron Heart Canning, the top mobile canning provider in the US. The marketing launch of the pasteurizer has already generated sales for delivery by year-end. The NA trend remains robust, and the addition of 'functional' offerings, such as CBC infusion, strengthens our strategy. We are targeting $1.5M in revenue for 2024. In Q4 2024 specifically, we are projecting roughly $745K in revenue and $310K in expenses.

The current business plan requires a $1M infusion, bringing the Company to profitability by Q4 2025, with a cash low point of $900k projected for October 2025.

Increased sales will bring the company to a cash flow positive position by the end of 2024. The funds raised will support the expansion of our service center strategy, providing access to our technology for breweries and wineries that can't afford the upfront investment. This will generate recurring revenue with profit margins exceeding 20%. We are also concurrently engaged in a private offering of convertible notes with terms essentially identical to the terms of the Convertible Notes offered in this crowdfunding offering, under the exemption contained in Section 4(a)(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. Offering and sale of convertible notes in such private offering will be made only to "accredited investors" (as that term is defined in Rule 501 of Regulation D) with whom the Company has a pre-existing relationship.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Benjamin Jordan, certify that:

(1) the financial statements of ABV Technology, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of ABV Technology, Inc. included in this Form reflects accurately the information reported on the tax return for ABV Technology, Inc. filed for the most recently completed fiscal year.

Benjamin Jordan
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter,

broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated

securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV

Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://abvtechnology.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird ABV Technology, Inc. - Reg CF Convertible Note
- SPV Subscription Agreement
- ABV Technology, Inc. - Reg CF Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

Appendix D: Director & Officer Work History

Andrew Hecker
Benjamin Jordan
Helen Knowles
Kurt Koppelman
Patrick Frimat

Appendix E: Supporting Documents

ttw_communications_160640_171750.pdf
ttw_communications_160640_171749.pdf
ttw_communications_160640_171748.pdf
ttw_communications_160640_171748.pdf
ttw_communications_160640_171749.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird ABV Technology, Inc. - Reg CF Convertible Note

SPV Subscription Agreement

ABV Technology, Inc. - Reg CF Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Hecker

Benjamin Jordan

Helen Knowles

Kurt Koppelman

Patrick Frimat

Appendix E: Supporting Documents

ttw_communications_160640_171750.pdf
ttw_communications_160640_171749.pdf

ttw_communications_160640_171748.pdf
ttw_communications_160640_171748.pdf
ttw_communications_160640_171749.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ABV Technology, Inc.

By

Ben Jordan

Founder | CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ben Jordan

Founder | CEO
10/4/2024

Patrick Frimat

VP Business Development
10/4/2024

Helen Knowles

Owner
10/4/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided

on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.